SECURITIES AND EXCHANGE COMMISSION

                            Washington, DC 20549-1004

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                             B.M.J. Financial Corp.
                                (Name of Issuer)

                          Common Stock, par value $1.00
                         (Title of Class of Securities)

                                   055914 10 5
                                 (CUSIP Number)

                   Richard F. Ober, Jr., Esq., Summit Bancorp.
                       301 Carnegie Center, P.O. Box 2066,
                     Princeton, NJ 08543-2066 (609) 987-3442
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 29, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b) (3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

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

CUSIP No. 055914 10 5

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1)   Name of Reporting Person's S.S. or I.R.S. Identification Nos. of Above
     Person

                    Summit Bancorp.
                    IRS Identification No. 22-1903313

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2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [ ]
          (b)  [ ]
                                      N/A
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3)   SEC Use Only

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4)   Source of Funds (See Instructions)
                                      N/A

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e) [ ]

                                       N/A
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6)   Citizenship or Place of Organization
                                   New Jersey
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Number of                (7)  Sole Voting Power
Shares Bene-                     1,824,000 *
ficially Owned           ------------------------------------------------------
by Each                  (8)  Shared Voting Power
Reporting Per-                       -0-
son With                 ------------------------------------------------------
                         (9)  Sole Dispositive Power
                                 1,824,000 *
                         ------------------------------------------------------
                         (10) Shared Dispositive Power
                                     -0-
- --------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                   1,824,000 *

- --------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

                                       N/A

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13)  Percent of Class Represented by Amount in Row (11)

                                    20.25% *

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14)  Type of Reporting Person (See Instructions)

                                       CO

* Includes 1,490,000 shares which may be acquired upon the exercise of an option currently not exercisable within 60 days, as to which beneficial ownership is disclaimed.


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

Item 1. Security and Issuer.

     This Statement relates to the Common Stock, par value $1.00, of B.M.J. Financial Corp. ("B.M.J." or "Issuer").

     The principal executive offices of Issuer are located at 243 Route 130, Bordentown, New Jersey 08505.

Item 2. Identity and Background.

     Summit  Bancorp.   ("Summit"),  the  reporting  person,  is  a  corporation
organized under the laws of the State of New Jersey in 1970 and is registered as a bank holding company under the federal Bank Holding Company Act of 1956.

     The principal business of the reporting person is the ownership of commercial bank and non-bank, financial service subsidiaries.

     The address of the principal office of Summit Bancorp. is 301 Carnegie Center, P.O. Box 2066, Princeton, New Jersey 08543-2066.

     The name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director and executive officer follow:

                                        Position with Summit and
Name and Residence (R)                  Principal Occupation if
Or Business Address (B)                 Different from Summit
Mr. S. Rodgers Benjamin (B)             Director of Summit. Chairman (since 1992) and Chief
Chairman                                Executive Officer (since 1962) of Flemington Fur Company,
Flemington Fur Company                  Inc. (retailer).
8 Spring Street
Flemington, NJ 08822

Mr. Robert L. Boyle (R)                 Director of Summit. Representative (since 1987) with the
7 Orchard Lane                          William H. Hintelmann Firm (realty and insurance).
Rumson, NJ  07760

Mr. James C. Brady, Jr. (B)             Director of Summit. Managing General Partner (since 1987)
Partner                                 of Mill House Associates, C.P. (real estate and market securities
Mill House Associates, L.P.             investment).
Hamilton Farms - Pottersville Rd.
Gladstone, NJ 07934

Mr. T.J. Dermot Dunphy  (B)             Director of Summit.  Director, Chief Executive Officer and
President & CEO                         President (since 1971) of Sealed Air Corporation (protective
Sealed Air Corporation                  packaging products and systems).
Park 80 Plaza East
Saddle Brook, NJ  07662


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

                                        Position with Summit and
Name and Residence (R)                  Principal Occupation if
Or Business Address (B)                 Different from Summit

Ms. Anne Evans Estabrook (B)            Director of Summit.   Sole proprietor (since 1984) of Elberon
Elberon Development Co.                 Development Co. (real estate) and President (since 1983)
235 Birchwood Avenue                    of David O. Evans, Inc. (real estate).
Cranford, NJ 07016

Mrs. Elinor J. Ferdon (R)               Director of Summit.   Volunteer professional. Director (since
Litchfield Way                          1974) and First Vice President (since 1993) of the Girl Scouts
P.O. Box 255                            of U.S.A.
Alpine, NJ 07620-0255

Mr. Fred G. Harvey (R)                  Director of Summit.   Director and Vice President (since 1983)
1903 Saucon Lane                        of E & E Corporation (engineering consulting services).
Bethlehem, PA 18015

Mr. Francis J. Mertz (R)                Director of Summit.  Trustee (since 1991) and President (since
167 Stanie Brae Drive                   1990) of Fairleigh Dickinson University.
Watchung, NJ 07060

Mr. George L. Miles, Jr. (B)            Director  of Summit.   President and Chief Executive Officer
President and CEO                       (Since 1994) of WQED Pittsburgh, Inc.(television and radio
WQED Pittsburgh                         broadcasting and magazine publishing).
4802 Fifth Avenue
Pittsburgh, PA 15213

Mr. Henry S. Patterson II (B)           Director of Summit.   Director and President (since 1985) of
President                               E'town Corporation (parent company of regulated water utility
E'town  Corporation                     and real estate company).
PO Box 788
600 South Avenue W
Westfield, NJ 07091

Mr. Thomas D. Sayles, Jr. (B)           Director of Summit.  Formerly Chairman (1974-1996),
382 Springfield Ave.                    President (1974-1987) and Chief Executive Officer (1974-
Suite 303                               1994) of The Summit Bancorporation.
Summit, NJ 07901

Mr. Raymond Silverstein (B)             Director of Summit.   Consultant (since 1989) and former
Alloy, Silverstein, Shapiro,            Principal (1949-1989) of Alloy, Silverstein, Shapiro, Adams,
Adams, Mulford & Co.                    Mulford & Co., P.C. (certified public accountants).
900 Kings Highway
Cherry Hill, NJ 08034

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
                                        Position with Summit and
Name and Residence (R)                  Principal Occupation if
Or Business Address (B)                 Different from Summit

Mr. Orin R. Smith (B)                   Director of Summit.  Chairman (since 1995), Director
Chairman & CEO                          (since 1981) and Chief Executive Officer (since 1984) of
Engelhard Corporation                   Engelhard Corporation (specialty chemical products, engineered
101 Wood Avenue                         materials and industrial commodities management).
Iselin, NJ 08830

Mr. Joseph M. Tabak (R)                 Director of Summit.   President and Chief Executive Officer
30 South Adelaide Avenue                (Since 1991) of JPC Enterprises, Inc. (distributor of paper and
Penthouse F                             plastic disposable products).
Highland Park, NJ 08904

Mr. Douglas G. Watson (B)               Director of Summit.  President and Chief Executive Officer
President & CEO                         (since 1996) of Ciba-Geigy Corporation (pharmaceutical
Ciba-Geigy Corporation                  products).
520 White Plains Road
Tarrytown, NY 10591

Mr. T. Joseph Semrod (B)                Director, Chairman of the Board and Chief Executive Officer
Summit Bancorp.                         of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Robert G. Cox (B)                   Director and President of Summit.
Summit Bancorp
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. John G. Collins (B)                 Director and Vice Chairman of the Board of Summit.
Summit Bancorp.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. John R. Howell  (B)                 Director and Vice Chairman of the Board of Summit.
Chairman & CEO
First Valley Corporation
One Bethlehem Plaza
Bethlehem, PA 18018


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

                                        Position with Summit and
Name and Residence (R)                  Principal Occupation if
Or Business Address (B)                 Different from Summit

Mr. John R. Haggerty (B)                Senior EVP (Executive Vice President),
301 Carnegie Center                     Chief Financial Officer of Summit.
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Sabry J. Mackoul (B)                Senior EVP, Corporate Retail of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Stephen H. Paneyko (B)              Senior EVP, Commercial Lending of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Larry L. Betsinger (B)              EVP, Operations and Technology of Summit.
55 Challenger Road
6th Floor
Ridgefield Park, NJ 07660-2104

Mr. Alfred M. D'Augusta (B)             EVP, Human Resources of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. John R. Feeney (B)                  EVP, Corporate Planning of Summit
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. William J. Healy (B)                EVP, Comptroller of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Richard F. Ober, Jr. (B)            EVP, General Counsel and Secretary of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Dennis Porterfield (B)              EVP, Bank Investments of Summit.
214 Main Street
Hackensack, NJ 07602


                                      - 6 -


                                        Position with Summit and
Name and Residence (R)                  Principal Occupation if
Or Business Address (B)                 Different from Summit

Mr. Alan N. Posencheg (B)               EVP, Corporate Operations of Summit.
55 Challenger Road
6th Floor
Ridgefield Park, NJ 07660-2104

Mr. Gary F. Simmerman (B)               EVP, Director of Retail Lending of Summit.
1800 Commerce Center
2nd Floor
Cherry Hill, NJ 08002

Mr. George J. Soltys, Jr. (B)           EVP, Corporate Planning of Summit
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066

Mr. Edmund C. Weiss, Jr. (B)            EVP, General Auditor of Summit.
301 Carnegie Center
P.O. Box 2066
Princeton, NJ 08543-2066


     Neither Summit nor, to the best of its knowledge, any of its directors and executive officers has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the above natural persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     On August 29, 1996, Summit and Issuer, a corporation organized under the laws of the State of New Jersey and bank holding company registered under the federal Bank Holding Company Act of 1956, entered into a Stock Option Agreement (the "B.M.J. Option Agreement") pursuant to which, in consideration of the covenants and agreements of Summit contained therein and in the Merger Agreement (defined below), and as an inducement to Summit to enter into the Merger Agreement, Issuer granted to Summit an option to purchase up to an aggregate of 1,490,000 shares of the Common Stock of Issuer at the per share price equal to the last sale price of B.M.J. Common Stock on the trading day immediately preceding the date of the Merger Agreement (the "B.M.J. Option").

     Summit is not now able to identify the source of funds which would be used if it were to exercise the B.M.J. Option in whole or in part. In the event the need to exercise the B.M.J. Option arises, Summit will determine at that time the appropriate source of the funds, up to approximately $20,021,875 needed to exercise the B.M.J. Option.

     As of June 30, 1996, Summit held 324,000 shares of B.M.J. Common Stock. On July 1, 1996, Summit acquired 10,000 shares of B.M.J. Common Stock for investment purposes in the ordinary course of business at a price of $13.50 with working capital funds.

Item 4. Purpose of the Transaction.

     On August 28, 1996, Summit and Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, (i) the merger of Issuer into Summit (the "Merger") and (ii) the exchange of each outstanding share of the Common Stock of Issuer ("Issuer Common") for .56 of a share of the Common Stock of Summit ("Summit Common"), with cash being paid in lieu of issuing fractional shares of Summit Common; all upon the satisfaction of the terms and conditions set forth in the Merger Agreement, including the receipt of approval from the shareholders of Issuer, the Board of Governors of the Federal Reserve System and the Commissioner of the New Jersey Department of Banking and Insurance.

     On August 29, 1996, in connection with and in consideration of the execution of the Merger Agreement, Issuer granted to Summit the B.M.J. Option, an option to purchase, under certain circumstances, up to 1,490,000 shares of Issuer Common at an exercise price equal to the last sale price of the Issuer's Common Stock on the trading day immediately preceding the date of the Merger Agreement. The exercise price of the B.M.J. Option was arrived at by mutual agreement of the parties.

     Summit and Issuer, in accordance with the terms of the Merger Agreement, plan to merge Issuer with and into Summit upon the satisfaction of all conditions set forth in the Merger Agreement. The B.M.J. Option was acquired by Summit and granted by Issuer for the purpose of decreasing the likelihood that third parties would initiate actions, including the acquisition of significant amounts of the Common Stock of Issuer, having the effect of interfering with the contractual relationship established by the Merger Agreement or hindering the consummation of the Merger contemplated by the parties and of assisting Issuer, if necessary, in obtaining the requisite shareholder approval of the Merger.

Item 5. Interest in Securities of the Issuer.

     (a) Prior to August 29, 1996, Summit was the beneficial owner of 334,000 shares of Issuer Common. On August 29, 1996, Summit acquired the right and option to acquire 1,490,000 shares of Issuer Common pursuant to the B.M.J. Option. Summit disclaims beneficial ownership of the 1,490,000 shares which could be acquired, under certain circumstances, pursuant to the B.M.J. Option, inasmuch as such option is currently not exerciseable within 60 days.

     The 334,000 shares of Issuer Common held by Summit represent 4.4% of the issued and outstanding common stock of the Issuer and together with the 1,490,000 shares of Issuer Common Stock which could be acquired under the circumstances set forth in the B.M.J. Option, as to which beneficial ownership is disclaimed, represent 20.25% of the issued and outstanding Common Stock of Issuer, treating the 1,490,000 shares of Common Stock of Issuer covered by the B.M.J. Option as issued and outstanding for purposes of calculating the foregoing percentage.

     As of August 29, 1996 and during the period from August 29, 1996 to the date hereof, to the knowledge of Summit, no directors or executive officers of Summit beneficially owned any shares of Issuer Common.

     (b) Summit possesses sole power to vote and dispose of the 334,000 shares of Issuer Common acquired by Summit prior to August 29, 1996.

     Summit possesses the sole power to exercise the B.M.J. Option until termination occurring in accordance with its terms. The B.M.J. Option does not carry any voting rights. Upon exercise of the B.M.J. Option in whole or in part, Summit would possess the sole power to vote and dispose of the shares of Issuer Common acquired thereby, subject to certain conditions and restrictions contained in the Stock Option Agreement.

     (c) See response to Items 3 and 4. During the 60 days preceding the execution of the Merger Agreement, to the knowledge of Summit, no director or executive officer of Summit effected any transaction in the Common Stock of B.M.J.

     (d) Not Applicable.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     See B.M.J. Option Agreement constituting Exhibit 10(b) to this Schedule 13D. No others exist.

Item 7.   Material to be filed as Exhibits.

Exhibit No.       Description.

   10(a) Agreement and Plan of Merger, dated August 28, 1996, between Summit Bancorp. and B.M.J. Financial Corp., including Exhibits A through E.

     (b) B.M.J. Financial Corp. Stock Option Agreement, dated August 29, 1996, between Summit Bancorp. and B.M.J. Financial Corp.



                                   SIGNATURES


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 9, 1996                    Summit Bancorp.


                                               By    \s\ Richard F. Ober, Jr.
                                                     ---------------------------
                                                     Richard F. Ober, Jr.
                                                     Executive Vice President

                                    EXHIBITS


Exhibit No.       Description.

   10(a) Agreement and Plan of Merger, dated August 28, 1996, between Summit Bancorp. and B.M.J. Financial Corp., including Exhibits A through E.

     (b) B.M.J. Financial Corp. Stock Option Agreement, dated August 29, 1996, between Summit Bancorp. and B.M.J. Financial Corp.



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